

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

October 11, 2017

<u>Via E-mail</u>
Max Scheder-Bieschin
Chief Financial Officer
Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, CA 94804

> **Re: Ekso Bionics Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 4, 2017**
> **File No. 333-220807**

Dear Mr. Scheder-Bieschin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Thomas Looby
        Erin Anderman